-------------------------------------------------------------------------
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             ----------------

                                FORM 11-K

                              ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2000

                                    OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         FIRSTENERGY CORP. 401(k) RETIREMENT SAVINGS PLAN
         FOR IBEW REPRESENTED EMPLOYEES AT THE BEAVER VALLEY
         NUCLEAR POWER PLANT

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         FIRSTENERGY CORP.
                         76 SOUTH MAIN STREET
                         AKRON, OH  44308

We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 26, 2001, on the audits of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Plant.

                 FirstEnergy Corp. 401(k) Retirement
                             Savings Plan
                for IBEW Represented Employees at the
                  Beaver Valley Nuclear Power Plant

Financial Statements and Supplemental Schedules
December 31, 2000



F/First Energy/2000/IBEW401fs

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Index
December 31, 2000
-------------------------------------------------------------------------

                                                                     Page

Report of Independent Accountants                                       1

Statement of Net Assets Available for Plan Benefits
  at December 31, 2000                                                  2

Statement of Changes in Net Assets Available for Plan Benefits
  for the year ended December 31, 2000                                  3

Notes to Financial Statements                                         4-8

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes                       9
    at December 31, 2000

  Schedule of Reportable Transactions                                  10
    for the year ended December 31, 2000




All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                     Report of Independent Accountants


To the Participants and Administrator of FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant (the "Plan") at December 31, 2000 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 26, 2001
Cleveland, Ohio

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Statement of Net Assets Available For Plan Benefits
December 31, 2000
-------------------------------------------------------------------------
Assets

Cash and cash equivalents                                  $  1,617,058
Investments                                                  16,744,458
Interest and dividends receivable                                32,791
Other receivables                                                 8,891
Employer contributions receivable                                 6,649
Employee contributions receivable                                69,066
                                                           ------------
 Total assets                                                18,478,913

                 Liabilities

Pending purchase transactions                                     8,364
Other liabilities                                                90,712
                                                           ------------

 Total liabilities                                               99,076
                                                           ------------
Net assets available for plan benefits                     $ 18,379,837
                                                           ============



The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. 401(k) Retirement Savings Plans for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
-------------------------------------------------------------------------

Additions:
  Contributions:
    Employee                                               $  1,982,368
    Employer                                                    149,054
                                                           ------------
     Total contributions                                      2,131,422

  Dividends and interest                                        458,987

  Assets transferred in                                      16,812,054
                                                           ------------

      Total additions                                        19,402,463

Deductions:

  Net depreciation in fair market value of investments         (880,274)
  Distributions to Participants                                (142,352)
                                                           ------------
      Total deductions                                       (1,022,626)

      Increase in net assets                                 18,379,837

Net assets available for plan benefits, beginning of year             -

Net assets available for plan benefits, end of year        $ 18,379,837
                                                           ============





The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
For the Year Ended December 31, 2000
-------------------------------------------------------------------------

1.  Description of the Plan

    Beaver Valley Nuclear Plant, (the "Company") is a wholly-owned subsidiary of FirstEnergy Corp. ("FirstEnergy" or "FE"), a multi-utility delivery and services company. The Company is an electric utility engaged in the transmission, distribution and sale of electric energy. On December 3, 1999, the Company completed a power station asset exchange with FirstEnergy Corp. as the first phase of the Company's plan to divest its generation assets.

    The following is a brief description of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant (the "Plan"). The Plan was established for employees at the Beaver Valley Nuclear Power Plant who were previously participants in the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company. During 2000, net assets with a value of $16,812,054 were transferred to the Plan from the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company.

    General
    The Plan is a defined contribution savings plan established by FirstEnergy and is subject to the provisions of the Employee
    Retirement Income Security Act of 1974 (ERISA), as amended. During 2000, the following funds (the "Funds") were available for investment of contributions to the Plan:

    Money Market Fund
    This fund invests in equity securities and is designed to closely track the risk and investment returns of the S&P 500 Composite Index.

    FirstEnergy Corp. Common Stock Fund
    This fund invests in the common stock of FirstEnergy Corp.

    Diversified Bond Fund
    This fund invests in government and corporate bond issues designed to closely track the risk and investment returns of the Lehman Brothers Government and Corporate Bond Index.

    Large U.S. Stock Fund
    This fund invests in common stocks and is designed to closely track the risk and investment returns of the S&P 500 Composite Index.

    Mid-Size U.S. Stock Fund
    This fund invests in equity securities and is designed to closely track the risk and investment returns of the Wilshire 4500 Stock Index.

    Small U.S. Stock Fund
    This fund invests in equity securities and is designed to closely track the risk and investment returns of the Russell 2000 Stock Index.

    International Stock Fund
    This fund invests in equity securities and is designed to closely track the risk and investment returns of the Morgan Stanley Europe, Australia and the Far East (EAFE) Stock Index.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
For the Year Ended December 31, 2000
-------------------------------------------------------------------------

    DQE Stock Fund
    This fund invested in common stock of DQE. The DQE Stock Fund no longer accepts employee contributions for investment.

    The Savings Plan Committee (the "Plan Administrator") is the plan administrator and the named fiduciary for the Plan. The Plan Administrator has all the powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Investment Committee establishes, among other things, the funding policy of the Plan. Northern Trust Company (the "Trustee") is custodian of the Plan's assets and invests all participant contributions to the Plan as directed. ADP Retirement Services (the "Recordkeeper") served as recordkeeper of the Plan through 2000. The Recordkeeper's duties are to establish participant accounts, record contributions, communicate with the Trustee as to the values of the Funds and to determine the value and increase or decrease in each participant account.

    Participation
    Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company and represented by a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW) and not excluded under the terms of the collective bargaining agreement. An eligible employee may become a participant in the Plan, herein referred to as employee or Participant, by completing an enrollment form whereby the employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company's contribution of such amount to the Plan. These contributions are excluded from the Participant's taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase or decrease the amount of the contribution on a monthly basis. Eligible employees who were previously participants in the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company became Participants in the Plan on January 1, 2000.

    A Participant's contribution to the Plan may not exceed 18.5% of the qualified compensation net of pretax compensation reductions paid to the Participant by the Company for the calendar year as of the date of the contribution. Total contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code
    Section 402(g), $10,500 for calendar year 2000. The Plan also provides that certain limitations may be imposed on Participant's contributions in order to comply with statutory requirements.

    Investment Elections
    Participants may direct their contributions be invested in one or more of the Funds. Allocations must be in increments of 10% of each contribution. Participants may change such allocation monthly and may transfer all or a portion of the value of their individual account balance, in increments of 10%, among the Funds as often as once each calendar quarter.

    Valuation
    All of a Participant's contributions are credited to his or her account. The value of each of the Funds is determined by the Trustee on each valuation date, the last business day of any month or such other period as is established by the Plan Administrator, and is transmitted by the Trustee to the Recordkeeper. The Recordkeeper then determines the value and adjusts each participant account balance to reflect the proportionate interest in each of the Funds as adjusted for activity since the

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
For the Year Ended December 31, 2000
-------------------------------------------------------------------------
    preceding valuation date. A Participant's interest in the DQE Common Stock Fund and FirstEnergy Corp. Common Stock Fund is calculated in units which are equivalent to shares. The fair market value per unit of DQE and FirstEnergy common stock was as follows for the respective quarter ended during 2000:

                          FirstEnergy    DQE

    March 31                $20.19     $45.50
    June 30                 $23.38     $39.50
    September 30            $26.95     $40.14
    December 31             $31.56     $32.75


    Matching Contributions
    The Plan has a matching contribution feature, which provides that the Company will contribute $.25 for every $1.00 of contributions by a Participant up to a maximum of 4% of eligible salary. The matching contributions are made in the form of FirstEnergy common stock.

    The Company or its affiliate will match up to an additional $.25 on every $1.00 of eligible contributions by a Participant as an annual performance matching contribution if the Company achieves certain performance objectives established by the FirstEnergy Nuclear Operating Company.

    Vesting and Distributions
    Participants are fully vested immediately in their contributions. Upon completion of five years of service or earlier termination due to disability, death, or the attainment of age 62 while an employee, the matching contribution shall be fully vested. Amounts contributed by Participants may be withdrawn by, or distributed to, a Participant only (1) upon termination of employment or (2) upon attaining the age of 59-1/2. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Voting rights are extended to Participants with investments in FirstEnergy Corp. common stock.

    Administration Expenses
    The Company pays all expenses associated with administering the Plan, including the trustee's fees and brokerage commissions on purchases and transfers between the Funds.

    Forfeitures
    When certain terminations of participation in the Plan occur, the nonvested portion of the Participant's account, as defined by the Plan, represents a potential forfeiture. If upon reemployment, the former participant fulfills certain requirements, as defined by the Plan, these potential forfeitures, including earnings, will be transferred to the Participant's matching contribution. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
For the Year Ended December 31, 2000
-------------------------------------------------------------------------

2.  Summary of Significant Accounting Policies

    The financial statements have been prepared on the accrual basis of accounting.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

    The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net depreciation in the fair market value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on these investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.


3.  Termination of the Plan

    Although the Company has not expressed any intent to do so, the Company may terminate, amend, modify or suspend the Plan in whole or in part at any time subject, however, to the terms of any collective bargaining agreement which specifically limits the Company's right to do so. However, in any such event, the Participants' rights to their account balances will not be forfeited.


4.  Investments

    Investments in the Money Market Fund are based on historical cost, which approximates fair value. Investments in the Large U.S. Stock Fund, Mid-Size U.S. Stock Fund, Small U.S. Stock Fund, and the International Stock Fund are reported at fair value based on the quoted asset value of shares of the fund. Investments in the FirstEnergy Corp. Common Stock Fund and DQE Common Stock Fund are stated at fair value based upon the closing sales price of the common stock reported on recognized securities exchanges on the last business day of the year. Investments in the Diversified Bond Fund are reported at fair value based on the quoted asset value of the bond issues of the fund.

    The following represents the investments that exceeded 5% of net assets available for benefits at December 31, 2000:

    Money Market Fund, 1,617,058 shares                 $1,617,058
    Large U.S. Stock Fund - S&P 500, 21,296 shares      $9,689,539
    DQE Common Stock Fund, 55,744 shares                $1,825,616
    FirstEnergy Corp. Common Stock Fund, 85,566 shares  $2,700,675

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
For the Year Ended December 31, 2000
---------------------------------------------------------------------

    The net appreciation (depreciation) of the Plan's investments for 2000 was as follows:

    Equities                                  $ (856,494)
    DQE common stock                            (840,391)
    Government and corporate bonds                32,689
    FirstEnergy Corp. common stock               783,922
                                              ----------

           Total                              $ (880,274)
                                              ==========

5.  Non-Participant Directed Investments

    Net assets and changes in net assets relating to non-participant directed investments at December 31, 2000 and for the year then ended were as follows:

    Assets:
     FE common stock                          $2,063,608
                                              ----------

      Net assets                              $2,063,608
                                              ==========

    Changes in net assets:
     Employer contributions                     $149,054
     Dividends and interest                       86,133
     Net appreciation in fair market value of
      investments                                625,541
     Assets transferred in                     1,240,020
     Distributions to Participants               (37,140)
                                              ----------

      Increase in net assets                  $2,063,608
                                              ==========

6.  Tax Considerations

    The Company has not yet applied for a determination letter from the Internal Revenue Service. The Company believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended ("IRC") and that the Plan qualifies under section 401(a) of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements at December 31, 2000.

7.  Reconciliation to Form 5500

    At December 31, 2000, the Plan has received applications for withdrawals in the amount of $80,263 which were not paid at year end. As required by authoritative accounting literature, no payable has been recorded in the Statement of Net Assets Available for Plan Benefits at December 31, 2000. These pending withdrawals have been included as a liability in the Form 5500.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Schedule of Assets Held For Investment Purposes
For the Year Ended December 31, 2000
-------------------------------------------------------------------------

                                                                   Fair
                                                                  Market
    Identity of Issue         Description           Cost          Value

Money Market Fund      Northern Trust Multiple
                       Short-Term               $1,617,058     $1,617,058
                        Fixed Income Fund


FirstEnergy Corp.      FirstEnergy Corp.
Common Stock Fund*     Common Stock              1,923,902      2,700,675


Diversified Bond       NTGI COLTV Govt/
Fund                   Corp Index                  603,815        651,506


Large U.S. Stock       NTGI COLTV S&P 500
Fund                                             5,371,304      9,689,539


Mid-Size U.S.          NTGI COLTV Small
Stock Fund             Cap Equity                  531,073        577,950


Small U.S.             NTGI COLTV
Stock Fund             Minicap Equity              847,514        862,209


International          NTGI COLTV
Stock Fund             Monthly Intercap            415,260        436,963


DQE Common Stock       DQE Common Stock
Fund*                                            1,454,613      1,825,616
                                               -----------    -----------

                                               $12,764,539    $18,361,516
                                               ===========    ===========
*  Party-in-interest

<PAGE

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Schedule of Reportable Transactions
For the Year Ended December 31, 2000
------------------------------------------------------------------------------------------------
                          Number of       Total         Number                       Total
  Descriptions             Purchase       Value of      of Sale         Selling      Cost of
   of Assets             Transactions   Purchase    Transactions     Price      Assets Sold   Gain
Series of Transactions:
  FirstEnergy Corp
     Common Stock Fund         19      $ 1,811,501          2     $    17,487   $    16,914   $573

  Money Market Fund           160      $11,482,897        109     $11,482,897   $11,482,897   $ -

  Large U.S. Stock Fund        10      $ 1,043,149          -     $       -     $       -     $ -

Single Transactions:
  FirstEnergy Corp.
    Common Stock Fund           1      $ 1,240,017          -     $       -     $       -     $ -

  Money Market Fund             1      $10,801,244          -     $       -     $       -     $ -


                                                   10


Exhibit A



                  Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 26, 2001, on the audits of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant as of December 31, 2000 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.


                               /s/ PricewaterhouseCoopers LLP

Cleveland,Ohio
June 26, 2001

                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FIRSTENERGY CORP.401(k) RETIREMENT
                              SAVINGS PLAN FOR IBEW REPRESENTED
                                   EMPLOYEES AT THE BEAVER VALLEY
                                   NUCLEAR POWER PLANT


June 26, 2001
-------------
Date

                              By: /s/ Richard J. LaFleur
                                  ----------------------
                                  Richard J. LaFleur
                                  Chairman
                                   Savings Plan Committee

                                      June 26, 2001





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


  Re:  FirstEnergy Corp. 401(k) RetirementSavings Plan for IBEW
         Represented Employees at the Beaver Valley Nuclear Power
         Plant


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp.401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                  Very truly yours,

                                  FirstEnergy Corp.

                                  By: /s/ N. C. Ashcom
                                      ----------------
                                      N. C. Ashcom
                                      Corporate Secretary